UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER
THE SECURITIES EXCHANGE ACT OF 1934

For the month of July 2021

Commission File Number: 001-13742

ICL GROUP LTD.
(Exact name of registrant as specified in its charter)

ICL Group Ltd.
Millennium Tower
23 Aranha Street
P.O. Box 20245
Tel Aviv, 61202 Israel
(972-3) 684-4400
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F ☒ Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes ☐ No ☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes ☐ No ☒

ICL GROUP LTD.

1.	Results of the Annual General Meeting of Shareholders

Item 1

Results of the Annual General Meeting of Shareholders

Further to the notice of the Annual General Meeting of shareholders dated June 1, 2021 (Reference no. 2021-02-034165), the Company hereby reports that all items on the agenda of the Annual General Meeting that was held today, July 14, 2021, which are listed below, were approved:

1.
Election of Yoav Doppelt, Aviad Kaufman, Avisar Paz, Sagi Kabla, Ovadia Eli, Reem Aminoach, Lior Reitblatt, Tzipi Ozer Armon and Gadi Lesin to serve as directors, effective as of the date of the Meeting.

2.	Election of Dr. Miriam Haran to serve as an external director of the Company, within the meaning of the Israeli Companies Law, 1999, for a three-year term.

3.	Reappointment of Somekh Chaikin, a member of KPMG International, as our independent auditor until the next annual general meeting of shareholders of the Company.

In addition, the Company's audited financial statements for the year ended December 31, 2020 were reviewed.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

ICL Group Ltd.

By:	/s/ Kobi Altman
	Name:	Kobi Altman
	Title:	Chief Financial Officer

ICL Group Ltd.

By:	/s/ Aya Landman
	Name:	Aya Landman
	Title:	VP, Company Secretary & Global Compliance

Date: July 14, 2021